The Bank of New York Mellon Corporation (BK)
Stockholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

To BNY Mellon Stockholders:

I urge stockholders to vote FOR Item 4 at the stockholder meeting.

The proposal asks BNY Mellon to prepare an annual report on its lobbying.

Resolved, the stockholders of BNY Mellon request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by BNY Mellon used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  BNY Mellon’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of BNY Mellon stockholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to BNY Mellon’s reputation and stockholder value.

BNY Mellon should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of stockholder value;

2.	BNY Mellon’s current disclosures are inadequate;

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and

4.	BNY Mellon could easily provide details of its lobbying in an annual report to investors.

1.	Corporate Reputation Is an Important Component of Stockholder Value

•	BNY Mellon’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage.

•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[1] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[2]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]
•	Clearly, corporate reputation has significant impact on stockholder value.

2.	Disclosure Gaps - BNY Mellon Investors Need a Lobbying Report

•	Information on BNY Mellon’s federal, state and international lobbying spending is difficult to obtain, limited and non-consolidated. BNY Mellon fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, BNY Mellon has a broad lobbying footprint.

Federal Lobbying – BNY Mellon Spends Millions Each Year

•	BNY Mellon spent $17,760,000 on federal lobbying from 2010-2023.

•	BNY Mellon is considered one of the eight big banks, whose lobbyist ranks have reportedly swelled to their largest number since the 2008 financial crash.[4]

•	Yet BNY Mellon fails to disclose its federal lobbying amounts in an annual lobbying report to stockholders as requested.

State Lobbying – Information on BNY Mellon’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites.[5]

•	BNY Mellon fails to provide any details of its state lobbying expenditures in an annual lobbying report as requested by the proposal.

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1 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

2 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

4 “US bank lobbyists ranks swell to post-crisis high amid regulatory pushback,” Reuters, Feb. 8, 2024, at: https://www.reuters.com/business/finance/us-bank-lobbyists-ranks-swell-post-crisis-high-amid-regulatory-pushback-2024-02-08/.

5 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

International Lobbying – Yearly Spending & Trade Associations

•	BNY Mellon also lobbies abroad, reportedly spending between €800,000 – €899,000 on lobbying in Europe for 2023.[6] BNY Mellon fails to provide any details of its international lobbying expenditures in a report to stockholders.

•	BNY Mellon is also a member of many international trade associations that lobby like Association for Financial Markets in Europe, Confederation of British Industry and European Fund and Asset Management Association.

3.	The Company We Keep: BNY Mellon Does Not Provide Any Dark Money Disclosure

•	Stockholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[7] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.8 billion since 1998.[8]

•	BNY Mellon stockholders face a trade association blind spot, as BNY Mellon fails to disclose its trade association payments, nor the portions of these payments used for lobbying.

•	BNY Mellon currently lists memberships in 21 principal trade associations, including the American Bankers Association (ABA), Bank Policy Institute (BPI), Business Roundtable, Financial Service Forum (FSF), Managed Funds Association and Securities Industry and Financial Markets Association, which together spent $46,440,000 on federal lobbying for 2023. Yet stockholders have no way to know how much of this is comprised of BNY Mellon’s payments.

•	And BNY Mellon’s disclosure leaves out memberships in major trade associations, including the Defined Contribution Institutional Investment Association, Delaware Bankers Association, Florida Bankers Association, Institutional Money Market Funds Association, International Capital Market Association, Mobile Marketing Association and Money Management Institute.

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6 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=980942613952-12.

7 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

8 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	BNY Mellon’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts BNY Mellon’s public position, including on climate change. For example:

o	BNY Mellon publicly supports addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action[9] and BPI and FSF both lobbied the Securities and Exchange Commission to weaken proposed climate disclosure rules.[10]

o	A recent analysis looking at inconsistencies between banks’ public climate commitments and their direct and indirect climate lobbying practices noted BNY Mellon failed to publicly support the Inflation Reduction Act.[11]

•	This track record of BNY Mellon’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, stockholders cannot determine whether BNY Mellon is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	BNY Mellon’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[12] FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[13]

•	Center Forward is a 501(c)(4) which has attracted attention for pushing to weaken bank capital requirements[14] and even running Sunday Night Football ads attacking the Basel III proposal.[15]

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9 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

10 “Banks to SEC: Climate rule poses ‘real-world’ problems,” E&E News, June 28, 2022, at: https://www.eenews.net/articles/banks-to-sec-climate-rule-poses-real-world-problems/.

11 “New Benchmark Analysis of U.S. Banks Reveals Inconsistencies Between Climate Goals and Climate Lobbying Practices,” Ceres, Aug. 24, 2023, at: https://www.ceres.org/news-center/press-releases/new-benchmark-analysis-us-banks-reveals-inconsistencies-between-climate.

12 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

13 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

14 “The Curious Partner in Big Banks’ Drive to Weaken Capital Rules,” American Prospect, Nov. 29, 2023, at: https://prospect.org/power/2023-11-29-curious-partner-big-banks-capital-rules/.

15 “Another year, another ad attacking capital reform,” Punchbowl News, Jan. 3, 2024, at: https://punchbowl.news/article/the-vault-basel-iii-center-forward/.

•	The American Bankers Association has funded SWGs, establishing the Fund for Economic Growth, a 501(c)(4) whose mission was to “provide another way for bankers and members of the public to participate in the election process and increase influence in Washington.” The Fund for Economic Growth attracted attention after running dark money ads in Pennsylvania in support of Senator Pat Toomey, an opponent a banking reforms.[16]

•	Stockholders have no way to know if BNY Mellon is donating to dark money SWGs like the Fund for Economic Growth or Center Forward, because BNY Mellon fails to provide disclosure of its contributions to social welfare groups to stockholders in an annual lobbying report.

BNY Mellon’s Trade Association Ties to American Legislative Exchange Council

•	BNY Mellon does not belong to the American Legislative Exchange Council (ALEC). However, BNY Mellon is represented at ALEC by its trade associations. For example, the American Bankers Association supported the 2022 ALEC annual meeting.[17]

•	ALEC has been attacking “woke capitalism”[18] It has drafted two “anti-ESG” model legislation bills.[19] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[20] as well as promoting voter suppression[21] and critical race theory.[22]

4.	BNY Mellon Has Its Lobbying Information and Could Easily Report It to Stockholders

•	BNY Mellon claims that the proposal “would place an undue administrative burden on the company, and such information would be largely duplicative of the company’s existing disclosure without providing meaningful new or additional information to stockholders.”

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16 “Banking industry ‘dark money’ group boosts Toomey on local TV screens,” Pittsburg Gazette, Oct. 7, 2016, at: https://www.post-gazette.com/early-returns/erlocal/2016/10/07/Banking-industry-dark-money-group-boosts-Toomey-on-local-TV-screens/stories/201610070175.

17 “State Legislators Gather in Georgia to Discuss Their Radical Right-Wing Agenda, Here Are the Corps Paying for the Event,” Documented, July 28, 2022, at: https://documented.net/investigations/heres-who-bankrolling-alec-2022-annual-meeting.

18 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

19 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

20 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

21 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

22 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

•	This argument is disingenuous, as BNY Mellon is required to report its federal and state lobbying, including all indirect lobbying through its trade associations and social welfare groups, and has all of this information, so it could be readily provided to stockholders in a single report at minimal expense.

•	The assertion the proposal “is unnecessary because BNY Mellon already provides stockholders with significant and meaningful disclosure on our advocacy and political engagement efforts and initiatives” is also false. As detailed, BNY Mellon fails to provide stockholders critical information on its federal and state lobbying, as well as all indirect lobbying through trade associations and SWGs, including the amounts of BNY Mellon’s payments which are being used to lobby.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If BNY Mellon has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and stockholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in stockholder and BNY Mellon’s best interests.

The well-documented reputational risks of BNY Mellon’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that BNY Mellon’s current lobbying disclosures are inadequate to protect stockholder interests. I urge you to vote FOR Item 4, the stockholder proposal requesting an annual report on BNY Mellon’s lobbying expenditures.

Sincerely,

John Chevedden

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the stockholder is not able to vote your proxies, nor does this communication contemplate such an event.

The stockholder asks all stockholders to vote by following the procedural instructions provided in the proxy materials.